Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO ELECT five (5) directors for the coming year.	☐	☐	☐

2. TO APPROVE a reverse share split of the Company’s Ordinary Shares at an exchange ratio of not less than 1-for-5 and not more than 1-for-30 and to authorize the Board of Directors, in its discretion, to direct the Company's management to implement such reverse share split at an exchange ratio within this range within nine months following the Meeting and to amend the Articles of Association of the Company accordingly.

	☐	☐	☐

3. TO APPROVE the re-appointment of Brightman as the independent public accountants for the year ending December 31, 2015, and (iii) authorize the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.
	☐	☐	☐
The undersigned hereby acknowledges receipt of the Notice of the Annual  General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Name of Shareholder:____________________

Signature of Shareholder: _________________

Date: __________________

If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.

ELBIT VISION SYSTEMS LTD. For the Annual General Meeting of Shareholders To Be Held On May 2, 2016 at 2:00 P.M. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints Adrian Daniels and Ivor Krumholtz, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of 7 Bareket St, Industrial Park Caesarea, Israel, on May 2, 2016 2:00 P.M. (local time), and all adjournments and postponements thereof.

Please date, sign and mail or fax your proxy card to:
Corporate Secretary, Elbit Vision Systems Ltd.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
Fax No: (04) 610-7626

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side